

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 29, 2016

Via E-mail
Nancy Gougarty
Chief Executive Officer
Westport Fuel Systems Inc.
1750 West 75th Avenue, Suite 101
Vancouver, British Columbia
Canada, V6P 6G2

> **Re: Westport Fuel Systems Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2015**
> **Filed March 29, 2016**
> **File No. 001-34152**

Dear Ms. Gougarty:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Martin James

                                        Martin James
                                        Senior Assistant Chief Accountant
                                        Office of Electronics and Machinery